

# Eric Zhu · 3rd

CS @ UC Berkeley

San Francisco Bay Area · Contact info

500+ connections

Meta

University of California, Berkeley

## Experience

**Data Engineer**
Meta · Full-time
Sep 2021 – Present · 6 mos

**Data Engineer Intern**
Facebook
May 2020 – Aug 2020 · 4 mos

**Undergraduate Researcher**
University of California, Berkeley
May 2019 – May 2020 · 1 yr 1 mo

**Software Engineer Intern**
UMI.systems
Jan 2019 – Mar 2019 · 3 mos
San Francisco Bay Area

## Education

**University of California, Berkeley**
Bachelor's degree, Computer Science
2017 – 2021
Activities and Societies: Alpha Kappa Psi, Berkeley Project

**Mission San Jose High School**
2013 – 2017

## Licenses & certifications

**Deep Learning Specialization**
Coursera
Issued Mar 2018 · No Expiration Date
Credential ID KEMWAE3DSY5F
See credential

**Sequence Models**
Coursera
Issued Mar 2018 · No Expiration Date
Credential ID CU7AUGPYHMPH
See credential

**Convolutional Neural Networks**
Coursera
Issued Feb 2018 · No Expiration Date
Credential ID T23E6ZGB67KS
See credential

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